Exhibit 99.1
IFRS USD Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2011

Q4 revenues grew by 1.1% sequentially; FY11 revenues grew by 25.8%

Fiscal 2012 revenues expected to grow by 18.0% to 20.0%

Bangalore, India – April 15, 2011

Highlights

Consolidated results under IFRS for the quarter ended March 31, 2011
  Revenues were $1,602 million for the quarter ended March 31, 2011; QoQ growth was 1.1%; YoY growth was 23.6%
  Net income after tax was $402 million for the quarter ended March 31, 2011; QoQ growth was 1.3%; YoY growth was 18.9%*
  Earnings per American Depositary Share (EPADS) was 0.70 for the quarter ended March 31, 2011; QoQ growth was 1.4%; YoY growth was 18.6%*
  34 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 8,930 employees (net addition of 3,041) for the quarter by Infosys and its subsidiaries
  130,820 employees as on March 31, 2011 for Infosys and its subsidiaries
  Final dividend of  20 per ADS (equivalent to approximately $0.45 per ADS at the prevailing exchange rate of  44.50 per US$). The dividends are payable on the ADSs outstanding as on record date, at the  prevailing exchange rate on  the payment date and are subject to approval by the shareholders.
* Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010

“We expect the demand environment to be normal this year for the industry” said S. Gopalakrishnan, CEO and Managing Director. “We have created a structure with strong customer driven vertical focus and have enhanced our investment to take advantage of the opportunities we see in the market.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2011 and for the fiscal year ending March 31, 2012, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS – consolidated **

Quarter ending June 30, 2011
  Revenues are expected to be in the range of $1,643 million and $1,659 million; YoY growth of 21.0% to 22.2%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.62 and $0.63; YoY growth of 8.8% to 10.5%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7.13 billion and $7.25 billion; YoY growth of 18.0% to 20.0%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $2.83 to $2.88; YoY growth of 8.0% to 10.0%
**  Exchange rates considered for major global currencies: AUD / USD –1.03; GBP / USD – 1.61; Euro / USD – 1.42

Expansion of services and significant projects

Infosys is focused on delivering measurable business value to clients - whether it be initiating transformational process changes or driving best-in-class efficiencies. Our innovative new products and services have been successfully adopted and implemented by our clients.

Transformation

Infosys has developed a world-class business consulting model to partner technology-led transformation in building tomorrow’s enterprise.

We continue to win transformation deals in retail. We partnered with a large US-based retailer on its mobile strategy and application development to complement its e-commerce offerings. . We performed a security audit assessment and remediation of Sarbanes-Oxley based conflicts for a global food service retailer in its Oracle financial applications.

We built a case management system for a money transfer provider for its compliance and audit needs, helping the client better manage anti-money laundering, call center and fraud related cases. A leading asset manager chose us as its strategic delivery partner for a core investment systems reengineering that will lead to significantly higher flexibility in operations, access to richer information for decision making and lower operating costs. We helped a financial services company establish a single source record for customer relationship, integrating merchant customer information into its existing technology infrastructure.

For a transportation company we are delivering an end-to-end solution for global equipment management, helping the client save costs around leased equipment, demurrage and Maintenance Repair and Overhaul (MRO). A leading manufacturer of helicopters has partnered with us to transform business intelligence capabilities at the enterprise level to provide actionable information to make better decisions. We helped a large oilfield services company implement prebuilt inventory analysis covering manufacturing, finance and sales, thus reducing overall costs.

Operations

Our efficient operational services free up clients’ resources that can then be deployed to drive transformation and innovation initiatives.

A European aerospace manufacturer engaged us to deploy a Product Lifecycle Management (PLM) solution to be integrated with its enterprise systems and global supplier base for seamless collaboration as well as to deliver cost savings and productivity improvements. A major aerospace and defense corporation expanded its engagement with us to include a Human Resource Management (HRM) system upgrade on PeopleSoft.

One of the world’s largest independent automotive suppliers engaged us for a SAP template rollout at its India plants. A leading global automotive manufacturer partnered with us to provide PLM and engineering support services across various locations and thus reduce costs. A leading Asian automobile manufacturer signed us on to implement SalesForce.com for commercial credit functions. A leading industrial player in transport-related engineering has selected us to provide services for the support and maintenance of its business intelligence platform.

For a grocery chain in the US we undertook implementation of e-performance, talent acquisition and management, profile management and variable compensation modules of PeopleSoft Human Capital Management (HCM). A retail brand in the US engaged us to provide standardized reporting mechanism for its international business team. A large US-based retailer engaged us to better manage inventory and equipment by improving maintenance and uptime of its distribution management system.

We helped a global leader in environmental and industrial measurement to harmonize processes for finance, HR and supply chain management. A drilling and production operation provider selected us for product development, customization and testing of intelligent drilling software.

We continue to see strong demand for our cloud services from our clients. A leading financial services firm chose us as its exclusive partner to help define and implement a cloud-based strategy in order to lower total cost of operations and enable faster time to provision infrastructure assets. Infosys was also selected by a leading communication services provider to setup a private cloud to help better manage their network infrastructure.

Innovation

We continue being a co-creation partner of choice for our clients to capitalize on opportunities arising out of emerging business trends.

We helped a leading credit information services company in developing applications through which customers can register and order products from their mobiles. A large US-based retailer partnered with us to develop an in-store location awareness system that delivers targeted mobile coupons and alerts consumers, so as to increase sales.

We are helping a US-based consumer electronics leader mobile-enable its flagship web portal for multiple Android and iOS based mobile devices. A leading internet services company has engaged us to design, develop and deploy a solution that aggregates multiple content feeds and provides users with personalized news, lifestyle and entertainment and other information. A large manufacturer of navigation devices has selected us to develop the user interface for its next generation in-dashboard multimedia and navigation product.

A leading semiconductor chip maker selected Infosys for a strategic hardware engineering services engagement, covering verification, design automation and graphic design.

Liquidity

As on March 31, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was $ 3.8 Bn ($3.5 Bn as on March 31, 2010).

“We are seeing growth opportunities emerging in the market place” said V. Balakrishnan, Chief Financial Officer. “Our focus on high quality growth enables us to make the right investments to capture those opportunities.”

Board of Directors

The Board of Directors today appointed Mr. Ravi Venkatesan as an Additional Director of the company, with immediate effect. He will hold office up to the date of the Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders.

Mr. Ravi Venkatesan was the Chairman of Microsoft India; under his leadership from 2004-2011, India became Microsoft’s second largest and one of its fastest growing geographies. Prior to joining Microsoft, Venkatesan worked for over seventeen years with Cummins Inc, overseeing its transformation into the leading provider of power solutions and the largest manufacturer of automotive engines in the country.

Welcoming Ravi Venkatesan to the Board, N.R. Narayana Murthy, Chairman & Chief Mentor said, “Ravi Venkatesan is one of the best known leaders of corporate India. He brings enormous value with his vast experience in the software industry.”

Retirement of Mr. K. Dinesh

Mr. K. Dinesh, Member of the Board and Co-Founder of the Company, will retire by rotation at the Annual General Meeting of the Company to be held on June 11, 2011. Mr. K. Dinesh has expressed his intention not to seek re-appointment.

The Members of the Board placed on record their deep sense of appreciation for the services rendered by Mr. K. Dinesh during his tenure as the Member of the Board and Head of Quality, Information Systems and the Communication Design Group.

Mr. N R Narayana Murthy, Chairman and Chief Mentor said, “Mr. K. Dinesh has been one of the co-founders of the company.  The company has turned to him whenever there were any complex projects to be undertaken. He has handled each of his responsibilities with extraordinary diligence, quality and professionalism.    We wish him best of luck in his future endeavors.”

Resignation of Mr. T. V. Mohandas Pai

Mr. T. V. Mohandas Pai, has decided to relinquish the position of Member of the Board and has requested the Board to relieve him of the responsibilities after the company’s annual general meeting on June 11, 2011.

The Board of Directors considered and accepted the resignation of Mr. T. V. Mohandas Pai.  The resignation is effective June 11, 2011, post the company’s annual general meeting.

The Members of the Board placed on record their deep sense of appreciation for the services rendered by Mr. T. V. Mohandas Pai during his tenure as the Member of the Board, Chief Financial Officer of the Company and then as the Director in-charge of the Human Resources Department.

Mr. N R Narayana Murthy, Chairman and Chief Mentor said “Mohan has been an early adopter and a keen anchor builder of Infosys. It is difficult to imagine Infosys without Mohan’s passion, commitment, joie-de-vivre and intellect.  We all know that he is taking this painful decision, since he has much bigger projects in the horizon - nation building.  The Board and every Infoscion thank Mr. Mohandas Pai for his wonderful contribution and wish him great success in his future endeavors.”

Board Meeting

The Board of Directors will meet on April 30, 2011 to finalize plans for the company’s leadership succession, post Mr. N. R. Narayana Murthy’s retirement as Chairman of the Board in August  2011.

About Infosys Technologies Ltd

Many of the world’s most successful organizations rely on the 130,820 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.
For more information about Infosys (NASDAQ: INFY), visit  www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2011
(Dollars in millions except share data)
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$3,737	$2,698
Available-for-sale financial assets	5	561
Investment in certificates of deposit	27	265
Trade receivables	1,043	778
Unbilled revenue	279	187
Derivative financial instruments	15	21
Prepayments and other current assets	206	143
Total current assets	5,312	4,653
Non-current assets
Property, plant and equipment	1,086	989
Goodwill	185	183
Intangible assets	11	12
Available-for-sale financial assets	5	8
Deferred income tax assets	85	78
Income tax assets	223	148
Other non-current assets	103	77
Total non-current assets	1,698	1,495
Total assets	$7,010	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$10	$2
Current income tax liabilities	183	161
Client deposits	5	2
Unearned revenue	116	118
Employee benefit obligations	31	29
Provisions	20	18
Other current liabilities	451	380
Total current liabilities	816	710
Non-current liabilities
Deferred income tax liabilities	–	26
Employee benefit obligations	58	38
Other non-current liabilities	14	13
Total liabilities	888	787
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,317,959 and 570,991,592, net of 2,833,600 treasury shares each as of March 31, 2011 and March 31, 2010, respectively	64	64
Share premium	702	694
Retained earnings	5,294	4,611
Other components of equity	62	(8)
Total equity attributable to equity holders of the company	6,122	5,361
Total liabilities and equity	$7,010	$6,148

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income
(Dollars in millions except share data)
	2011	2010
Revenues	$6,041	$4,804
Cost of sales	3,497	2,749
Gross profit	2,544	2,055
Operating expenses:
Selling and marketing expenses	332	251
Administrative expenses	433	344
Total operating expenses	765	595
Operating profit	1,779	1,460
Other income	267	209
Profit before income taxes	2,046	1,669
Income tax expense	547	356
Net profit	$1,499	$1,313
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset	–	$2
Gain transferred to net profit on sale of available-for-sale financial asset	–	(1)
Unrealized holding gains on available-for-sale financial asset, net of tax effect	(2)	6
Exchange differences on translating foreign operations	72	555
Total other comprehensive income	$70	$562
Total comprehensive income	$1,569	$1,875
Profit attributable to:
Owners of the company	$1,499	$1,313
Non-controlling interest	–	–
	$1,499	$1,313
Total comprehensive income attributable to:
Owners of the company	$1,569	$1,875
Non-controlling interest	–	–
	$1,569	$1,875
Earnings per equity share
Basic ($)	2.62	2.30
Diluted ($)	2.62	2.30
Weighted average equity shares used in computing earnings per equity share
Basic	571,180,050	570,475,923
Diluted	571,368,358	571,116,031